EXHIBIT L

April 26, 2004

The Guardian Insurance & Annuity Company, Inc.
7 Hanover Square
New York, New York 10004

Gentlemen:

In my capacity as Vice President and Actuary of The Guardian Insurance & Annuity Company, Inc. ("GIAC"), I have participated in the development of the Park Avenue Life variable whole life insurance policy with modified scheduled premiums (the "Policy") and the preparation of the Policy form. The Policy has been registered under the Securities Act of 1933. It is described in Registration Statement No. 333-32101 on Form N-6. I am familiar with the Registration Statement and its Exhibits.

In my opinion, the illustrations of death benefits, Policy Account Values, Net Cash Surrender Values and Accumulated Policy Premiums included in the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the form of the Policy and with GIAC's administrative procedures. Further, the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classifications and premium amount and payment schedule) have not been selected so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other purchasers of the Policy with different assumptions.

The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.

I hereby consent to the use of this opinion as an exhibit to Post-Effective Amendment No. 10 to the Registration Statement.

Very truly yours,

/s/ Charles G. Fisher

Charles G. Fisher, FSA, MAAA
Vice President and Actuary

CONSULTING ACTUARY:   /s/ Michael L. Barsky
                      ----------------------------
                      Michael L. Barsky, FSA, MAAA